840 North Michigan Avenue, Tenant-in-Common Interests

Combined Financial Statements for the Years Ended December 31, 2023 and 2022

and Independent Auditor’s Report

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Financial Statements

For the Years Ended December 31, 2023 (Unaudited) and 2022

Independent Auditor’s Report

840 North Michigan Avenue, Tenant-in-Common Interests

Rye, New York

Opinion

We have audited the combined financial statements of 840 North Michigan Avenue, Tenant-in-Common Interests (the “Commonly-Held Property”), which comprise the combined balance sheet as of December 31, 2022, and the related combined statements of operations, tenant-in-common interests, and cash flows for the year then ended, and the related notes to the combined financial statements.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the Commonly-Held Property as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Commonly-Held Property and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Commonly-Held Property’s ability to continue as a going concern within one year after the date that the combined financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Commonly-Held Property’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Commonly-Held Property’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

New York, New York

March 1, 2023

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Balance Sheets

	December 31,	December 31,
(in thousands)	2023	2022
Assets	(Unaudited)
Operating real estate:
Land	$11,931	$11,931
Buildings and improvements	93,777	93,708
Construction in progress	118	101
	105,826	105,740
Less: accumulated depreciation	(30,069)	(28,010)
Net operating real estate	75,757	77,730
Cash	1,332	1,175
Restricted cash	425	—
Rents receivable	(839)	591
Prepaid expenses	21	18
Acquired lease intangibles, net of accumulated amortization of $13,899 and $12,661, respectively	145	1,383
Total assets	$76,841	$80,897

Liabilities and tenant-in-common interests
Acquired lease intangibles, net of accumulated amortization of $10,424 and $8,553, respectively	$491	$2,362
Accounts payable and accrued expenses	3,010	3,027
Due to affiliates	81	2
Deferred income and other liabilities	441	3,771
Total liabilities	4,023	9,162
Commitments and contingencies (Note 8)
Tenant-in-common interests	72,818	71,735
Total liabilities and tenant-in-common interests	$76,841	$80,897

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Statements of Operations

	Year Ended December 31,
(in thousands)	2023	2022	2021
Revenues	(Unaudited)		(Unaudited)
Rental	$10,880	$13,590	$13,926
Total revenues	10,880	13,590	13,926
Expenses
Depreciation and amortization	3,297	4,757	5,135
Property operating	511	653	457
Real estate taxes	2,759	1,397	4,064
Impairment charge	—	57,423	—
Total expenses	6,567	64,230	9,656

Net income (loss)	$4,313	$(50,640)	$4,270

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenants-in-Common Interests

Combined Statements of Tenant-in-Common Interests

(in thousands)	Acadia	CHUSA	Total
Combined tenant-in-common interests at January 1, 2021 (Unaudited)	$121,051	$15,838	$136,889
Distributions to tenant-in-common interests	(8,142)	(1,065)	(9,207)
Net income allocated to tenant-in-common interests	3,776	494	4,270
Combined tenant-in-common interests at December 31, 2021 (Unaudited)	$116,685	$15,267	$131,952

Distributions to tenant-in-common interests	(8,470)	(1,107)	(9,577)
Net (loss) allocated to tenant-in-common interests	(44,781)	(5,859)	(50,640)
Combined tenant-in-common interests at December 31, 2022	$63,434	$8,301	$71,735

Distributions to tenant-in-common interests	(2,857)	(373)	(3,230)
Net income allocated to tenant-in-common interests	3,961	352	4,313
Combined tenant-in-common interests at December 31, 2023 (unaudited)	$64,538	$8,280	$72,818

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Combined Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES	(Unaudited)		(Unaudited)
Net income (loss)	$4,313	$(50,640)	$4,270
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,297	4,757	5,135
Impairment charge	—	57,423	—
Amortization of lease intangibles	(1,872)	(3,544)	(1,468)
Straight-line rents	862	512	441
Changes in assets and liabilities:
Due to/from affiliates	79	(97)	98
Prepaid expenses and other assets	(3)	1	17
Rents receivable	568	64	(13)
Accounts payable and accrued expenses	(17)	(1,342)	338
Deferred income and other liabilities	(3,330)	2,320	18
Net cash provided by operating activities	3,897	9,454	8,836
CASH FLOWS FROM INVESTING ACTIVITIES
Development, construction and property improvement costs	(85)	(49)	(52)
Net cash used in investing activities	(85)	(49)	(52)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(3,230)	(9,577)	(9,207)
Net cash used in financing activities	(3,230)	(9,577)	(9,207)
Increase (decrease) in cash	582	(172)	(423)
Cash of $1,175, $1,347 and $1,770, respectively, beginning of year	1,175	1,347	1,770
Cash of $1,332, $1,175 and $1,347 and restricted cash of $425, $0 and $0, respectively, end of year	$1,757	$1,175	$1,347

See accompanying notes to combined financial statements.

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

1. Organization

On December 3, 2014, two unrelated parties acquired an undivided 100% tenant-in-common (“TIC”) interest in a commercial retail property located at 840 North Michigan Avenue in Chicago, Illinois (the “commonly-held property”). 840 North Michigan Avenue Acquisition LLC (“Acadia”), a wholly-owned subsidiary of Acadia Realty Limited Partnership, originally held an 88.43% TIC interest, and the remaining 11.57% TIC interest is held by an unaffiliated third-party CHUSA LLC (“CHUSA”), pursuant to the terms of the tenants-in-common agreement. In December 2023, Acadia and CHUSA entered into the first amendment to the tenants-in-common agreement (collectively with the original tenants-in-common agreement, the “TIC Agreement”). Pursuant to the TIC Agreement, CHUSA conveyed an additional 3.42% of TIC interest to Acadia. At December 31, 2023, Acadia held a 91.85% TIC Interest and CHUSA holds the remaining 8.15% TIC interest.

These combined financial statements represent 100% of the combined TIC interest in the commonly-held property for the years ended December 31, 2023 and 2022, and are being presented to satisfy certain reporting requirements of Acadia Realty Trust. These combined financial statements exclude a $54.4 million and $73.5 million mortgage loan (the "Mortgage Loan") at December 31, 2023 and 2022, respectively, and the related interest expense, both of which are the obligation of the individual TIC interest holders.

2. Summary of Significant Accounting Policies

Use of Estimates

Accounting principles generally accepted in the United States of America (“GAAP”) require estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the collectability of rents receivable. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Basis of Presentation

Dollar amounts disclosed in these Notes to Combined Financial Statements are presented in thousands, unless otherwise noted.

Real Estate

Land, buildings improvements, and other property are carried at cost less accumulated depreciation. Improvements and significant renovations that extend the useful lives of the property are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is computed on the straight-line basis over estimated useful lives of the assets as follows:

Buildings and improvements Useful life of 40 years for buildings and 15 years for improvements

Tenant improvements Shorter of economic life or lease terms

If the commonly-held property funds tenant improvements and the improvements are deemed to be owned by the commonly-held property, revenue recognition will commence when the improvements are substantially completed, and possession or control of the space is turned over to the tenant. If it is determined that the tenant allowances are lease incentives, the commonly-held property commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term.

Upon acquisition of the real estate property, Management assesses the fair value of acquired assets and assumed liabilities (including land, buildings, and improvements, and identified intangibles such as above- and below-market leases and acquired in-place leases) and assumed liabilities in accordance with ASC Topic 805, “Business Combinations” and ASC Topic 350 “Intangibles – Goodwill and Other,” and allocates the acquisition price based on these assessments. As the acquisition of the commonly-held property did not meet the criteria for a business combination, the property was accounted for as an asset acquisition; therefore, no goodwill was recorded, and acquisition costs were capitalized.

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

Management assesses the fair value of its tangible assets acquired and liabilities assumed based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information at the measurement period. Estimates of future cash flows are based on several factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

In determining the value of the above- and below-market leases, Management estimates the present value difference between contractual rent obligations and estimated market rate of leases at the time of the transaction. To the extent there are fixed-rate options at below-market rental rates, management includes these periods along with the current term below-market rent in arriving at the fair value of the acquired leases. The discounted difference between contract and market rents is amortized to rental income over the remaining applicable lease term, inclusive of any option periods.

In determining the value of acquired in-place leases, Management considered market conditions at the time of the transaction and values the costs to execute similar leases during the expected lease-up period from vacancy to existing occupancy, including carrying costs. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs (e.g., lease intangibles) relating to that lease would be written off.

Construction in progress pertains to construction activity at the commonly-held property that when the property remains in service and continues to operate during the construction period.

Real Estate Impairment – Impairment losses on long-lived assets used in operations will be recorded when events and circumstances indicate that the assets might be impaired and the estimated undiscounted cash flows, without interest charges to be generated by those assets are less than the carrying amounts of those assets. The property is reviewed periodically, or upon certain events or a change in circumstances, to determine if its carrying costs will be recovered from future operating cash flows. In cases where the carrying costs are not expected to be recovered, an impairment loss will be recognized. If management is evaluating the potential sale of an asset, the undiscounted future cash flows analysis is probability-weighted based upon management’s best estimate of the likelihood of the alternative courses of action as of the balance sheet date. Such cash flow projections consider factors such as expected future operating income, trends, and prospects, as well as the effects of demand, competition, and other factors. If an impairment is indicated, an impairment loss is recognized based on the excess of the carrying amount of the asset over its estimated fair value based on third-party appraisals, broker selling estimates, sale agreements under negotiation, and/or final selling prices, when available. The determination of anticipated undiscounted cash flows is inherently subjective, requiring significant estimates made by management, and considers the most likely expected course of action at the balance sheet date based on current plans, intended holding periods and available market information.

No impairment loss were recognized in 2023. An impairment charge of $57,423 was recognized for the year ended December 31, 2022 (Note 7).

Revenue Recognition

The commonly-held property recognizes rental revenue from fixed and variable lease payments, as designated within tenant operating leases in accordance with ASC Topic 842, “Leases,” as further described below, as Rental Revenue on the accompanying statements of operations. The collectability of amounts due from tenants and disputed enforceable charges, which result from the inability of tenants to make required payments under their operating lease agreements, are evaluated on a lease-by-lease basis. Changes in the collectability assessment of these operating leases are recognized as adjustments to rental revenue in accordance with ASC 842.

Leases

Pursuant to ASC 842, the commonly-held property does not separate the non-lease components, such as common area maintenance, from its leases. In addition, the commonly-held property accounts for those taxes that it pays on behalf of the tenant as reimbursable costs and does not account for those taxes paid directly by the tenant. Minimum rents from tenants are recognized using the straight-line method over the non-cancelable lease term of the respective leases, unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset. As of December 31, 2023 and 2022, unbilled rents receivable relating to the straight-lining of rents of ($321)and $540, respectively, were included in Rents Receivable on the accompanying balance sheets.

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

Contractual rent increases of renewal options are often fixed at the initial lease agreement. In addition to fixed base rents, variable rental revenue is derived from certain leases that are dependent on percentage rents based upon the level of sales achieved by the tenant. Percentage rent is recognized in the period when the tenants’ sales breakpoint is met. In addition, variable rental revenue is derived from leases through reimbursement to the commonly-held property by our tenants for real estate taxes, insurance, and other property operating expenses. These reimbursements are recognized as revenue in the period the related expenses are incurred.

Accounts Receivable

In addition to the lease-specific collectability assessment, a general allowance is considered based on historical collection experience, Collectability is based upon accrued rent and accounts receivable balances related to lease revenue. Collectability of the accounts receivable related to billed rents, straight-line rents, recoveries from tenants, and other revenue is considered through an analysis of historical write-off experience, tenant creditworthiness, current economic trends, and remaining lease terms. At both December 31, 2023 and December 31, 2022, there was no provision for doubtful accounts.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed the limits insured by the Federal Deposit Insurance Corporation.

Income Taxes

No provision for income taxes is necessary in these financial statements because, as a TIC interest, the tax effect of its activities accrues to the individual TIC interest holders.

Concentration of Credit Risk

There is a concentration of credit risk as the space in the property is 100% leased to two tenants, which terms expire at various dates through December 31, 2024. It is anticipated that both of these tenants will not renew upon expiration of the lease term, including one such tenant that comprises approximately 68.1% of the space with a scheduled expiration in December 2024. These two tenants each accounted for more than 10% of total revenues for the year ended December 31, 2023 and 2022.

3. Lease Intangibles

Upon acquisitions of real estate, management assesses the fair value of acquired assets (including land, buildings, and improvements, and identified intangibles such as above- and below-market leases, including below- market options and acquired in-place leases) and assumed liabilities. The lease intangibles are amortized over the remaining terms of the respective leases, including option periods where applicable.

Intangible assets and liabilities are summarized as follows (in thousands):

	December 31, 2023 (Unaudited)			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable Intangible Assets
In-place lease intangible assets	$1,383	$(1,238)	$145	$2,950	$(1,567)	$1,383
	$1,383	$(1,238)	$145	$2,950	$(1,567)	$1,383

Amortizable Intangible Liabilities
Below-market rent	$(2,362)	$1,871	$(491)	$(5,906)	$3,544	$(2,362)
	$(2,362)	$1,871	$(491)	$(5,906)	$3,544	$(2,362)

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

Amortization of in-place lease intangible assets is recorded in depreciation and amortization expense and amortization of above-market rent and below-market rent is recorded as a reduction to and increase to rental income, respectively, in the combined statements of operations.

The scheduled amortization of acquired lease intangible assets and liabilities, net as of December 31, 2023 (unaudited) is as follows (in thousands):

Years Ending December 31,	Net Increase in Lease Revenues	Increase to Amortization	Net (Expense) Income
2024	$491	$(145)	$346
2025	—	—	—
2026	—	—	—
2027	—	—	—
2028	—	—	—
Thereafter	—	—	—
Total	$491	$(145)	$346

4. Mortgage Loan Payable (Not Reflected in Combined Financial Statements)

In connection with the acquisition of the commonly-held property, each TIC interest holder is party to the Mortgage Loan. The Mortgage Loan and related interest expense is the responsibility of the individual TIC interest holders and is not reflected in these combined financial statements. The Mortgage Loan is subject to certain debt service coverage ratio requirements, with which the commonly-held property is compliant as of December 31, 2023 and 2022. Interest expense on the Mortgage Loan was $3,145 for the year ended December 31, 2023 and $3,145 for the year ended December 31, 2022.

The following table summarizes the mortgage notes payable as of December 31, 2023 and 2022 (dollars in thousands):

	Interest Rate			December 31,
Description	2023	2022	Maturity Date	2023	2022
Secured				(Unaudited)
Promissory Note	6.50%	4.49%	December 10, 2026	$54,375	$55,000
Additional Advance Promissory Note	—	3.97%	February 10, 2025	—	18,500
Total Debt				$54,375	$73,500

In December 2023, the TIC interest holders modified the $73.5 million nonrecourse mortgage loan. As part of the modification, the principal balance was reduced by $18.5 million and required a principal paydown of $17.5 million, the interest rate increased from 4.4% to 6.5%, and the maturity date was extended from February 2025 to December 2026. In addition, upon a sale or secured refinancing prior to maturity (or early prepayment) at an amount that exceeds $55.0 million (as adjusted pursuant to the modification agreement), the TIC interest holders may be subject to additional contingent payments of up to $17.5 million (“Contingent Payment”), which amortizes on a straight-line basis over the remaining term of the loan. The modification was accounted for as a troubled debt restructuring pursuant to ASC 470, resulting in an initial gain of approximately $0.4 million, and represented the excess of the original principal balance of the mortgage (prior to modification), over the maximum total future cash payments under the new terms, inclusive of the Contingent Payment. Thus, all future cash payments under the terms of the payable, including the Contingent Payment, shall be accounted for as a reduction of the carrying amount of the mortgage, and no interest expense shall be recognized for any period between the modification and the revised maturity of the mortgage. No amortization of the Contingent Payment occurred in 2023. As part of the modification, the Acadia Realty Limited Partnership provided a recourse guarantee equivalent to 50% of the unpaid outstanding principal balance of the mortgage.

Scheduled Debt Principal Payments

The scheduled principal repayments, without regard to available extension options (described further below) as of December 31, 2023 are as follows (in thousands):

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

Year Ending December 31,
2024	$12,709
2025	5,833
2026	35,833
2027	—
2028	—
Thereafter	—
Total indebtedness	$54,375

5. Related Party Transactions

Acadia Realty Limited Partnership (the "ARLP Manager"), an affiliate of Acadia, and Parkside Realty, Inc. (“Parkside Manager” and collectively, “Property Managers”), were engaged by the TIC interest holders to perform respective property management duties for the commonly-held property pursuant to the terms of the property management agreement (the “Management Agreement”). Under the Management Agreement, the ARLP Manager and Parkside Manager each receive a property management fee equal to 1.0% of the monthly gross revenues of the commonly-held property. Total management fees earned by the Property Managers for the year ended December 31, 2023 and 2022 were $157 and $259, respectively, and are included in Property operating expenses on the combined statements of operations. Payables due to Property Managers totaled $81 and $2 at December 31, 2023 and 2022, respectively.

6. Tenant Leases

Space in the commonly-held property is currently 100% leased to two tenants which terms expire at various dates through December 31, 2024. Space is generally leased to tenants pursuant to agreements that provide for terms that generally provide for additional rents based on certain operating expenses. It is anticipated that both of these tenants will not renew upon expiration of the lease term. During the years ended December 31, 2023 and 2022, variable-lease revenue of $2,486 and $2,047, respectively, primarily for real estate taxes and common area maintenance charges are included in rental income in the combined statements of operations.

Minimum future annual rentals to be received under non-cancelable operating leases as of December 31, 2023 are summarized as follows (in thousands):

Year Ending December 31,	Minimum Rental Revenues
2024	$665
2025	—
2026	—
2027	—
2028	—
Thereafter	—
Total	$665

7. Impairment

There was no impairment charge for the year ended December 31, 2023. During 2022, management identified an impairment indicator of a significant decrease in the market price of its real estate. As a result, management recorded an impairment charge of $57,423 for the year ended December 31, 2022. The fair value of these assets were derived using discounted cash flow analyses based on Level 3 inputs based on projections of: holding period, net operating income, capitalization rate, and incremental costs.

840 North Michigan Avenue, Tenant-in-Common Interests

Notes to Combined Financial Statements

Years Ended December 31, 2023 (unaudited) and 2022

(dollars in thousands)

8. Commitments and Contingencies

As an acquirer and holder of real estate, the TIC is subject to various federal and local environmental laws. Compliance by the TIC with existing laws has not had a material adverse effect on the TIC and management does not believe that it will have a negative impact in the future. However, the TIC cannot predict the impact of new or changed laws or regulations on its current investment in operating real estate.

The TIC may, over time, be subject to routine litigation arising out of the normal course of business, none of which is expected to have a material adverse effect on the financial position, results of operations or liquidity of the TIC.

9. Tenants-in-Common Interests

The TIC Agreement includes, among other matters, the rights and limitations of the TIC interest holders.

Pursuant to the TIC Agreement, each TIC interest holder is responsible for its pro-rata share of contributions which may be required thereunder in connection with the ownership, operation, management, and maintenance of the commonly-held property, and each TIC interest holder is entitled to receive its pro-rata share of applicable revenues and proceeds derived from the commonly-held property in accordance with the terms thereof.

10. Subsequent Events

Management has performed subsequent events procedures through February 16, 2024, which is the date the financial statements were available to be issued. No material subsequent events have occurred since December 31, 2023, that require recognition or disclosure in the combined financial statements.